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                              July 19, 2022

       Edmond Cheng
       Chief Financial Officer
       CENNTRO ELECTRIC GROUP Ltd
       501 Okerson Road
       Freehold, New Jersey 07728

                                                        Re: CENNTRO ELECTRIC
GROUP Ltd
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 25,
2022
                                                            File No. 001-38544

       Dear Mr. Cheng:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Exhibit 13.3 Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002, page 1

   1. We note that your disclosure in the first paragraph of Exhibit 13.1 refers to the Form 20-F for the year ended
December 31, 2022. Please revise your certification to reference the
                                                        Form 20-F for the year
ended December 31, 2021.
       Item 3. Key Information, page 4

   2. At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose
your intentions to distribute earnings or settle amounts owed under your operating
structure. Quantify any cash flows and transfers of other assets by type that have occurred between
the holding company and its subsidiaries, and the direction of transfer. Quantify any
dividends or distributions that a subsidiary has made to the holding company and which
entity made such transfer, and their tax consequences. Similarly quantify dividends or
distributions made to U.S. investors, the source, and their tax
 Edmond Cheng
FirstName
CENNTROLastNameEdmond   Cheng
            ELECTRIC GROUP Ltd
Comapany
July       NameCENNTRO ELECTRIC GROUP Ltd
     19, 2022
July 19,
Page  2 2022 Page 2
FirstName LastName
         consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
Part 1, page 4

3.       At the onset of Part I, please revise to disclose prominently the following:
             whether your auditor is subject to the determinations announced by the PCAOB on
             December 16, 2021;
             whether and how the Holding Foreign Companies Accountable Act, the Accelerating
             Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two
             consecutive years instead of three years;
             whether you have been or expect to be identified by the Commission under the
             HFCAA; and
             a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.
4. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but an Australian holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
5. At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms
         such as    we    or    our    when describing activities or functions
of a subsidiary or other
         entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Item 5. Operating and Financial Review and Prospects
Key Factors Affecting Operating Results, page 71

6. We note your disclosure on page 71 that prices for certain raw materials have increased over the past two years. Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.
 Edmond Cheng
FirstName
CENNTROLastNameEdmond   Cheng
            ELECTRIC GROUP Ltd
Comapany
July       NameCENNTRO ELECTRIC GROUP Ltd
     19, 2022
July 19,
Page  3 2022 Page 3
FirstName LastName
7. We note from your disclosure on page 71 that you have experienced supply chain disruptions such as shortages of shipping containers and semiconductors. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.
         Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Key Operating Metrics, page 73

8. We note your disclosure on page 74 of gross margin of Metro vehicle sales. However, it appears based on the table on page 76, that the cost of sales amount used for the calculation of this gross margin excludes inventory write-downs. In light of the fact that it appears inventory write downs should be a component of cost of sales, we do not believe it would be appropriate to exclude this amount from your gross margin measure. Please revise or advise accordingly.
Non-GAAP Financial Measures and Non-IFRS Financial Information, page 79

9. We note that beginning on page 81 you discuss why you present US GAAP financial information rather than IFRS financial information in this filing and then include a table to reconcile US GAAP to IFRS. In light of the fact that your financial statements are presented in accordance with US GAAP as set forth in Item 17(c) of Form 20-F, please remove this discussion and reconciliation table from future periodic reports.
Audited Financial Statements
Combined Statements of Operations and Comprehensive Loss, page F-4

10. We note from your disclosures on page 75 of MD&A that your increase in revenue for the year ended December 31, 2021 was attributable in part to a $.8 million increase in service revenue primarily attributable to ECV design services provided to third parties. To the extent that service revenue contributes 10% or more to your consolidated revenue, please revise to present revenue and cost of revenue from products and services separately on the face of the statements of operations and comprehensive loss, in accordance with Rule 5-03 of Regulation S-X.
Notes to the Financial Statements
General, page F-7

11. We note from your disclosure on page 53 that you provide a warranty program to your channel partners to cover defects in certain parts of your ECVs and your warranty obligations generally extend for a period of one to two years. If material, please revise the notes to your financial statements to include disclosure of the nature of your warranty obligations and the disclosures required by ASC 460-10-50-8 which include a tabular reconciliation of the changes in the warranty liability for the reporting period.
Note 2. Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-11
 Edmond Cheng
CENNTRO ELECTRIC GROUP Ltd
July 19, 2022
Page 4

12. We note from your disclosures in MD&A and elsewhere that it appears a portion of your revenue is generated from the sale of services such as ECV design services to third parties. Please revise your disclosure in the notes to the financial statements to disclose how you account for this revenue under ASC 606.
13. We note from your disclosure on page 52 that it appears that in some cases you license the right to market and distribute the licensed product. If material, please explain to us, and revise to disclose, the nature of these licenses and how you recognize revenue under ASC
         606 in relation to the licenses.
14. We note your disclosure that revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product. Please explain to us if the customer you refer to in your disclosures in Note 2, is the same as the channel partners described earlier in the filing, such as on pages 44 and 52. In this regard, please tell us if the revenue recognition process is complete at the time the channel partner takes delivery of the vehicle. If not, please identify the nature of any remaining obligations, or risks or rewards that have not yet transferred to the channel partner at the time they accept delivery of the vehicles. Please refer to guidance in ASC 606-10-25-30.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-
3629 with any questions.



FirstName LastNameEdmond Cheng                                 Sincerely,
Comapany NameCENNTRO ELECTRIC GROUP Ltd
                                                               Division of
Corporation Finance
July 19, 2022 Page 4                                           Office of
Manufacturing
FirstName LastName